Filed pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-2
of the Securities Exchange Act of 1934

Filer: Grupo Villar Mir, S.A.U.
Subject Company: Globe Specialty Metals, Inc.
Subject Company File No.: 001-34420

Globe Specialty Metals and Grupo FerroAtlántica Creating an International Leader in Silicon and Specialty Metals February 23, 2015

Disclaimer and Forward Looking Statements Cautionary Statement Regarding Forward-Looking Statements Certain statements in this communication regarding the proposed transaction among Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Globe's, Grupo Villar Mir's, FerroAtlántica's and VeloNewco's future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements made within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as "believe," "anticipate," "could," "may," "would," "should," "intend," "plan," "potential," "predict(s)," "will," "expect(s)," "estimate(s)," "project(s)," "positioned," "strategy," "outlook" and similar expressions. All such forward-looking statements involve  estimates  and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco's ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of stockholder approval; regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco's ability to meet expectations regarding the timing, completion and other aspects of the transaction; the possibility that the parties may be unable to successfully integrate Globe's and FerroAtlántica's operations; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees may be difficult; the intense competition and expected increased competition in the future; the ability to adapt services to changes in technology or the marketplace; the ability to maintain and grow relationships with customers and clients; the historic cyclicality of the metals industry and the attendant swings in market price and demand; increases in energy costs and the effect on costs of production; disruptions in the supply of power; availability of raw materials or transportation; cost of raw material inputs and the ability to pass along those costs to customers; costs associated with labor disputes and stoppages; the ability to generate sufficient cash to service indebtedness; integration and development of prior and future acquisitions; VeloNewco's ability to effectively implement strategic initiatives and actions taken to increase sales growth; VeloNewco's ability to compete successfully; availability and cost of maintaining adequate levels of insurance; the ability to protect trade secrets or maintain their trademarks and other intellectual property; equipment failures, delays in deliveries or catastrophic loss at any of Globe's, FerroAtlántica's or VeloNewco's manufacturing facilities; changes in laws protecting U.S. and Canadian companies from unfair foreign competition or the measures currently in place or expected to be imposed under those laws; compliance with, potential liability under, and risks related to environmental, health and safety laws and regulations (and changes in such laws and regulations, including their enforcement or interpretation); risks from international operations, such as foreign exchange, tariff, tax, inflation, increased costs, political risks and their ability to expand in certain international markets; risks associated with the metals manufacturing and smelting activity; ability to manage price and operational risks including industrial accidents and natural disasters; ability to acquire or renew permits and approvals; potential loss due to immediate cancellations of service contracts; risks associated with potential unionization of employees or work stoppages that could adversely affect the parties' operations; changes in general economic, business and political conditions, including changes in the financial markets; and exchange rate fluctuation. Additional information concerning these and other factors can be found in Globe's filings with the Securities and Exchange Commission ("SEC"), including Globe's most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and Globe, FerroAtlántica or VeloNewco undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.  Additional Information and Where to Find It This communication may be deemed to be solicitation material in respect of the proposed transaction among Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco. In connection with the proposed transaction, Globe and VeloNewco intend to file relevant materials with the SEC, including VeloNewco's registration statement on Form F-4 that will include a proxy statement of Globe that also constitutes a prospectus of VeloNewco. Investors and security holders are urged to read all relevant documents filed with the SEC, including the proxy statement/prospectus, because they will contain important information about the proposed transaction. Investors and security holders are able to obtain the documents (once available) free of charge at the SEC's website, http://www.sec.gov, or for free from Globe by contacting the Corporate Secretary, Globe Specialty Metals, 600 Brickell Avenue, Suite 1500, Miami, FL 33131, telephone: 786-509-6900 (for documents filed with the SEC by Globe) or from Grupo Villar Mir by contacting Investor Relations, Torre Espacio, Paseo de la Castellana, 259 D 49a, 28046 Madrid, Spain, +34 91 556 7347 (for documents filed with the SEC by FerroAtlantica or VeloNewco. Such documents are not currently available.  Participants in Solicitation Globe, Grupo Villar Mir, FerroAtlántica and VeloNewco and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Globe common stock with respect to the proposed transaction. Information about Globe's directors and executive officers is set forth in the proxy statement for Globe's 2014 Annual Meeting of Stockholders, which was filed with the SEC on October 27, 2014. To the extent holdings of Globe securities have changed since the amounts contained in the proxy statement for Globe's 2014 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the acquisition (once available). These documents (when available) may be obtained free of charge from the SEC's website   http://www.sec.gov, or from Globe and Grupo Villar Mir using the contact information above.  Non-Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

$3.1 Billion Merger Creates a New International Leader in Silicon and Specialty Metals A compelling value proposition for Globe Specialty Metals (GSM) shareholders  5 Significant Growth Potential Entrepreneurial culture with strong M&A and operational track record  6 Growing End Markets Auto, solar, consumer products (silicones), construction and energy  1 Global Producer A leader in silicon metal and ferroalloys  4 Strong Financial Position Strong balance sheet and cash flow to support continued growth and innovation, driving future shareholder returns  3 Significant Value Creation Substantial operating and financial synergies Transaction expected to be accretive to GSM EPS in year one  2 Enhanced Platform Diversified low-cost international platform with increased scale Optimization potential through vertically integrated business model, bolstered by new energy platform

Proposed Merger Summary  Overview  GSM and FerroAtlántica to combine in $3.1bn all stock transaction  Expected to be tax-free for GSM and its shareholders  Combined company will have a nine member board, comprised of five Grupo Villar Mir designees and four GSM designees  Alan Kestenbaum will be Executive Chairman; Executive Vice Chairman to be designated later by Grupo Villar Mir  Combined company headquarters and senior management team will be located in London  Board of Directors of both companies have unanimously approved the transaction  Completion subject to customary closing conditions, including GSM shareholder approval and regulatory approvals  Proxy materials expected to be sent to GSM shareholders in Q3 2015 with expected completion in Q4 2015  Proposed Merger Structure Grupo Villar Mir 57% Existing GSM Shareholders 43% Combined Company (UK domicile) 100% Listed on NASDAQ FerroAtlántica GSM

GSM: A Leading North American Producer of Silicon Metal and Silicon Alloys  One of the largest silicon metal and silicon alloys producers in the world  Serving key customers in the specialty chemical, aluminum, solar, steel and ductile iron foundry industries  Diversified production base with 11 facilities and three mines in six countries - U.S., Canada, Argentina, Poland, China and South Africa  22 furnaces with installed power of 518 MW and capabilities to produce more than 180,000 tons/year of silicon metal and 153,000 tons/year of silicon alloys  Mining locations in U.S. and Canada  Key Financials: CY2014 Revenue of $806mm and CYEBITDA of $134mm1  Current Headquarters: Miami, Florida, United States  Revenue by Product1 Other 11 % Silicon-based Alloys 36 % Silicon Metal 53 %  Revenue by Geography1 Europe 6 % Latin America 3 % Asia 1 % North America 90 %  Source: GSM management. 1 For the year ended December 31, 2014.

FerroAtlántica: A Leading International Producer of Silicon Metal, Silicon-based Alloys and Manganese Alloys

- **A leading global producer of silicon metal, silicon-based alloys and manganese alloys**
- **A leading independent Spanish producer of hydroelectric energy**
- **Two major business lines:**

Electrometallurgy
- 15 production centers: Spain (5), France (6), Venezuela (1), South Africa (2), China (1)
- 46 furnaces with installed power of 1,024 MW; produces more than 1mm tons/year of ferroalloys
- Mining locations in Spain, Venezuela and South Africa
- Additional photovoltaic solar silicon metal production capabilities

Energy
- 14 total hydroelectric plants: Spain (12) and France (2)
- Total installed capacity of 210 MW; average annual production of 650mm KWh

- **Key Financials:**

	€mm	$mm[1]
Revenue	1,104	1,466
EBITDA	145	193

- **Ownership:** Currently 100% owned by Grupo Villar Mir, one of Spain's largest private companies
- **Current Headquarters:** Madrid, Spain

Revenue by Product


CaSi 1%
Microsilica 2%
Other 8%
Energy 5%
Silicon Metal 35%
Foundry 6%
Ferrosilicon 20%
Manganese Alloys 23%

Revenue by Geography


Spain - Electrometallurgy 18%
RoW 19%
Spain - Energy 5%
South Korea 1%
Rest of EU 17%
Germany 14%
Italy 3%
US 10%
South Africa 4%
France 4%
UK 5%

Source: FerroAtlántica management information and financial reports.
[1] Converted at 2014 average USD / EUR exchange rate of 1.3284.

GLOBE SPECIALTY METALS
GRUPO FerroAtlántica
5

A Combination of Industry Leaders  Highly Complementary Business Profile, Management Style and Growth Strategy Built and run by entrepreneurs Long history of disciplined acquisitions and successful integrations Low-cost producer Focus on vertical integration Advantaged cost structure Emphasis on balance sheet strength  Pro-forma combined revenues of approximately $2.3 billion and pro-form EBITDA of approximately $325 million  FerroAtlantica Globe Specialty Metals NewCo Production Facilities 15 11 26 Mines 6 3 9 Countries 5 6 9  Pro Forma Revenue by Geography1 Asia 2% RoW 9% North America 42% Europe 47%  Pro Forma Silicon Revenue by End Market1 Electronics 2% Other 1% Aluminum 45% Chemical 42% Solar/Semiconductor 11%  1 For the year ended December 31, 2014.

Growth Culture with Strong Track Record

History of Successfully Acquiring, Integrating, Operating and Growing Businesses

Acquisitions and Selected Investments Over Time



GSM
Selma, AL
Niagara, NY
Beverly, OH
Alloy, WV, Alabama Sand & Gravel, AL, and Alloy Power
Mendoza and San Luis, Argentina
Camargo, Brazil
Yonvey, China
Core Metals, AL and MPM, IN
Alden, KY
Becancour, Canada
Siltech, South Africa
1992
1996
1998
2000
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015 Merger of GSM & Ferro-Atlántica
2017
FerroAtlántica
Hidro Nitro Española SA, Spain
Cuarzos Industriales SA, Spain
FerroVen SA (Puerto Ordaz, Venezuela)
Rocas, Arcillas y Minerales (RAMSA)
Pechiney Électrométallurgie (FerroPem & SiliconSmelters)
Rand Carbide
Sinice Silicon Industries (Mangshi), China
SamQuarz, South Africa
Port Cartier, Canada (announced)
Port Cartier, Canada (operational)
Alloys
Silicon Metal
Quartz
Coal
Electrodes
FeSi
Silica Fume
Power

GLOBE SPECIALTY METALS
GRUPO FerroAtlántica
7

GSM: A Market Leading Presence in North America with Strategically Positioned Global Operations 1 Miami, FL Headquarters 2 Bécancour, Canada Silicon JV 45,000 mt GSM 51% or 23,000 mt JV Partner (Dow) 49% 22,000 mt 3 La Malbaie, Quebec Quartz Mine 4 Niagara Falls, NY Silicon 27,000 mt 5 Beverly, OH Ferrosilicon and Foundry Alloys 52,000 mt Silicon 25,000 mt or Ferrosilicon 40,000 mt 6 Alloy, WV Silicon JV 72,000 mt GSM 51% or 36,700 mt JV Partner (Dow) 49% 35,300 mt 7 Corbin, KY (Alden Resources) Specialty Coal & Preparation Plant 2.5 mil tons 8 Aurora, IN Fluorspar 9 Billingsley, AL Quartz Mine 10 Bridgeport, AL Ferrosilicon 35,000 mt 11 Selma, AL Silicon 24,000 mt 12 Mendoza, Argentina Calcium Silicon, Foundry Alloys 21,000 mt Cored Wire 24 mil meters 13 Argentina Hydroelectric Power 12 MW 14 New Castle, South Africa Ferrosilicon 45,000 mt 15 Police, Poland Cored Wire 8 mil meters 16 Shizuishan, Ningxia Hui, China ("Yonvey") Carbon Electrodes 12,000 mt Globe Operations Globe Headquarters

FerroAtlántica: A European Leader in Silicon Metal and Ferroalloys with Global Reach



FerroAtlántica Operations
FerroAtlántica

1 Madrid, Spain	
Headquarters	

2 Boo, Spain	
Ferro Manganese	57,000 mt
Silicomanganese	115,000 tons

3 Cee, Spain	
Ferrosilicon	18,000 mt
Ferro Manganese	55,000 mt
Siliconmanganese	37,000 mt

4 Dumbría, Spain	
Ferrosilicon	61,000 mt

5 Sabón, Spain	
Silicon	40,000 mt

6 Monzón, Spain	
Ferro Manganese Af	80,000 mt
Silicomanganese	80,000 mt

7 Pierrefitte, France	
Inoculants	14,000 mt

8 Anglefort, France	
Silicon	35,000 mt

9 Les Clavaux, France	
Silicon	35,000 mt

10 Montricher, France	
Silicon	33,000 mt

11 Chateau Feuillet, France	
Silicon	23,000 mt
Inoculants	20,000 mt
Calcium Silicide	15,000 mt

12 Laudun, France	
Silicon	23,000 mt
Ferrosilicon	35,000 mt

13 Polokwane, South Africa	
Silicon	55,000 mt

14 Rand Carbide, South Africa	
Silicon	12,000 mt
Ferrosilicon	40,000 mt
Inoculants	10,000 mt

15 Venezuela	
Ferrosilicon	96,000 mt
Ferro Manganese	21,000 mt
Silicomanganese	22,000 mt

16 Mangshi, China	
Silicon	36,000 mt

GLOBE SPECIALTY METALS

GRUPO FerroAtlántica

9

Complementary Geographic Fit Creates a Global Leader in Silicon Metal and Alloys with Operations on Five Continents


London, UK

2 Bécancour, Canada	
Silicon JV	45,000 mt
GSM 51% or	23,000 mt
JV Partner (Dow) 49%	22,000 mt

3 La Malbaie, Quebec	
Quartz Mine	

4 Niagara Falls, NY	
Silicon	27,000 mt

5 Beverly, OH	
Ferrosilicon and Foundry Alloys	52,000 mt
Silicon	25,000 mt
or Ferrosilicon	40,000 mt

6 Alloy, WV	
Silicon JV	72,000 mt
GSM 51% or	36,700 mt
JV Partner (Dow) 49%	35,300 mt

7 Corbin, KY (Alden Resources)	
Specialty Coal & Preparation Plant	2.5 mil tons

8 Aurora, IN	
Fluorspar	

9 Billingsley, AL	
Quartz Mine	

10 Bridgeport, AL	
Ferrosilicon	35,000 mt

11 Selma, AL	
Silicon	24,000 mt

12 Mendoza, Argentina	
Calcium Silicon,	
Foundry Alloys	21,000 mt
Cored Wire	24 mil meters

13 Argentina	
Hydroelectric Power	12 MW

14 New Castle, South Africa	
Ferrosilicon	45,000 mt

15 Police, Poland	
Cored Wire	8 mil meters

16 Shizuishan, Ningxia Hui, China ("Yonvey")	
Carbon Electrodes	12,000 mt

Combined Company Headquarters

Globe Operations

FerroAtlántica Operations

12 Laudun, France	
Silicon	23,000 mt
Ferrosilicon	35,000 mt

13 Polokwane, South Africa	
Silicon	55,000 mt

14 Rand Carbide, South Africa	
Silicon	12,000 mt
Ferrosilicon	40,000 mt
Inoculants	10,000 mt

15 Venezuela	
Ferrosilicon	96,000 mt
Ferro Manganese	21,000 mt
Silicomanganese	22,000 mt

16 Mangshi, China	
Silicon	36,000 mt

2 Boo, Spain	
Ferro Manganese	57,000 mt
Silicomanganese	115,000 tons

3 Cee, Spain	
Ferrosilicon	18,000 mt
Ferro Manganese	55,000 mt
Siliconmanganese	37,000 mt

4 Dumbria, Spain	
Ferrosilicon	61,000 mt

5 Sabon, Spain	
Silicon	40,000 mt

6 Monzon, Spain	
Ferro Manganese	80,000 mt
Silicomanganese	80,000 mt

7 Pierrefitte, France	
Inoculants	14,000 mt

8 Anglefort, France	
Silicon	35,000 mt

9 Les Clavaux, France	
Silicon	35,000 mt

10 Montricher, France	
Silicon	33,000 mt

11 Chateau Feuillet, France	
Silicon	23,000 mt
Inoculants	20,000 mt
Calcium Silicide	15,000 mt

GLOBE SPECIALTY METALS

GRUPO FerroAtlántica

10

Ownership of High Quality Raw Materials Close to Facilities Provides Significant Advantage Ownership of critical raw materials Specialty coal, high purity quartz, woodchips, gravel, electrodes and hydroelectric power Combined platform optimizes raw material strategy High quality and consistency Higher production driving lower costs Just-in-time delivery of raw materials; reduces working capital Improved logistics, reducing freight costs Highly cost competitive asset base Legend Plants Cored Wire Electrodes Coal & Prep Plant Slag Conditioners Quartzite Mine Power Plants Rail Line Product Flow Raw Material Flow

Various Strategic Benefits for Combined Group Key Strategic Benefits Products Ability to provide a more diversified suite of products to meet demand in growing end markets Energy division adds intrinsic hedge to potential power price inflation Customers Risk profile mitigated through increased customer diversification Optimization of product flows enables faster delivery times and improved customer service Improved ability to serve international customers with combined global platform Cost Position & Raw Materials Combination of two low-cost producers drives profitability through cycle Scale enhances access to, and procurement of, key raw materials Operational Expertise Combination of best-in-class engineering and operational expertise will drive synergies Sharing of technological "know-how" and best practices Increased efficiencies and lower cost of production across combined assets Research and development; silicon applications for solar end market

Significant Operational and Financial Synergy Potential SG&A / Overhead Run Rate Reduction in combined corporate overhead expenses $10mm Platform Optimization Procurement and logistics planning (e.g. reduced freight, centralized materials management, etc.) $30mm Best Practices Efficiencies Knowledge sharing at combined entity to further derive cost-savings initiatives $25mm Total Run-Rate: $65mm Year 1: $55mm Financial Synergies Refinancing of existing debt at lower rate and other savings $30mm Working Capital Release Optimization of working capital management policies Aggregate 3-Year Benefit: $100mm Source: GSM and FerroAtlántica management estimates.

Disciplined Financial Policies Focused on Shareholder Value Working Capital Management Manage working capital levels to ensure maximum cash flow generation Strong emphasis on inventory management Capital Structure Management Maintain conservative capital structure Focus on flexible balance sheet positioned for growth Combined net leverage of 1.4x trailing EBITDA as at December 31, 2014 Dividend & Capital Returns Strong focus on utilizing free cash flow to grow shareholder returns Balanced approach for managing excess cash flows (dividend growth and share repurchases) M&A Disciplined approach to growth through acquisitions through well-defined investment criteria Larger platform to pursue opportunistic, accretive acquisitions Will evaluate opportunities in the existing value chain and expansion into complementary areas

Compelling Value Proposition for GSM Shareholders Global Producer Positions combined company as a leading producer of silicon metal and ferroalloys Creates an international leader in specialty metals with c.$2.3bn in revenues Enhanced Platform Positioned to compete in an international market Enhanced product offering and diversified production base with broad geographic reach Strategic energy platform introduced at optimal time with strong and stable cash flow generation that acts as a natural cost hedge Significant Value Creation Optimized vertical integration with high quality raw materials sourced locally to facilities Substantial operating and financial synergies Transaction expected to be accretive to GSM earnings per share from year one post completion Growth Potential Diversified across end markets and geographies Strategically positioned to benefit from fast-growing end markets Strong cultural alignment with significant strength and expertise in combined management team Strong Financials Improved cash generation Strong, flexible balance sheet to support existing growth platform and future strategic opportunities

Appendix

Strong, Flexible Balance Sheet to Support Growth FerroAtlántica Globe Specialty Metals ($mm) Cash $41mm1 $110mm2 Debt $486mm3 $135mm4 Net Debt $446mm $25mm Net Working Capital 5 $537mm $143mm Selected Credit Metrics Debt / LTM EBITDA 2.5x 1.0x Net Debt / LTM EBITDA 2.3x 0.2x Note: Balances shown are as of December 31, 2014. Assumes 1.13 USD / EUR FX rate for FerroAtlántica balance sheet conversions, and historical 2014 average 1.3284 USD / EUR FX rate for FerroAtlántica EBITDA conversions. 1 Cash and treasuries. 2 Cash and cash equivalents, including marketable securities. 3 Includes financial leases and other long-term financial liabilities. 4 Includes capital lease obligations. 5 Net working capital calculated as inventory plus accounts receivables less accounts payables.

Grupo Villar Mir: One of Spain's Largest Privately Owned Industrial Groups Strong Track Record as Supportive Major Shareholder in Large Public Companies Grupo Villar Mir JUAN MIGUEL Villar Mir FerroAtlántica 7% Energy Division 2% Fertilizers & Chemistry Division 9% Real Estate Division 1% Concessions and Construction 81% Others Private Company Public Company Source: Grupo Villar Mir information. Note: Percentages reference corresponding Grupo Villar Mir EBITDA by division. OHL, a publicly listed company, controlled by Grupo Villar Mir. 1 VM Energía has a management contract with FerroAtlántica in order to manage the production of 14 hydroelectric plants (seven in Ferroatlántica, S.A., five in Hidro Nitro, S.A. and two in FerroPem, SAS), which have a total installed capacity of 210 MW.

FerroAtlántica: Key Facts

Electrometallurgy

- A global leader in silicon metal production
- Financials: Revenue €1,067mm ($1,417mm), EBITDA €126mm ($168mm)[1]
- 15 production centers: Spain (5), France (6), Venezuela (1), South Africa (2), China (1)
- 46 furnaces: total installed power of 1,024 MW
- Production capacity exceeds 1 million tons/year
  - Si Metal (292,000 tons/year)
  - SiMn (254,000 tons/year)
  - FeMn (213,000 tons/year)
  - FeSi (250,000 tons/year)
- Annually, produces 171,000 tons of Microsilica and 42,000 tons of Söderberg Paste
- Great technological capacity for production of photovoltaic-grade Silicon Metal

Energy

- A leading independent hydroelectric energy producer in Spain
- Financials: Revenue €37mm ($49mm), EBITDA €19mm ($25mm)[1]
- Also maintains presence in France
- Operates 14 hydroelectric plants in Spain and France
  - 7 in Galicia, on Rivers Xallas and Grande
  - 5 in Aragón, on Rivers Cinca and Esera
  - 2 in French locations of Saint-Béron and Villelongue
- Total installed capacity: 210 MW
- Annual average production: 650 million KWh
- Two reservoirs with combined capacity of $120hm^3$

[1] Converted at 2014 average exchange rate of 1.3284.

GLOBE SPECIALTY METALS
GRUPO FerroAtlántica
19

FerroAtlántica Energy Operations

Hydro Power Generation – Long Term Revenue Visibility and Stability

Key Characteristics

- Largest independent hydroelectric power producer in Spain with c.190 MW installed capacity. French plants with an installed capacity of 20MW, totaling c.210MW at group level
- 19MW of new hydro power currently under construction in Spain. Construction will continue until the end of 2015

Power Plants


FerroAtlántica
1
4
6
2
3
5
7
Hidro Nitro
8
10
9
12
11
FerroPem
14
13

FerroAtlántica (148 MW installed)

#	Plant	Location	Capacity
1	Castrelo	A Coruña (Castrelo)	28.7
2	Puente Olveira	A Coruña (Castrelo)	2.7
3	Carantoña	A Coruña (Pasarela)	5.0
4	Santa Eugenia I	A Coruña (Ezaro)	49.1
5	Fervenza	A Coruña (A Reboira)	3.6
6	Santa Eugenia II	A Coruña (Ezaro)	49.1
7	Novo Pindo	A Coruña (Ezaro)	9.8

Hidro Nitro (44 MW installed)

#	Plant	Location	Capacity
8	Barasona	Huesca (Graus)	22.1
9	El Ciego	Huesca (Estada)	2.7
10	Arias I	Huesca (Somontano de Barbastro)	6.4
11	Arias II	Huesca (Somontano de Barbastro)	6.4
12	Ariéstolas	Huesca (Somontano de Barbastro)	6.1

FerroPem (20 MW installed)

#	Plant	Location	Capacity
13	St.Béron	St.Béron	13.7
14	Villalongue	Pierrefite	6.0

GLOBE SPECIALTY METALS
GRUPO FerroAtlántica
20

Favorable Trends Driving Growth in Silicon Metals and Silicon-based Alloys Products Key End Markets Key Trends Silicon Metal Aluminum Chemicals Polysilicon (photovoltaic solar) Electronics Industry trends positive in aluminum: focus on light weighting, increasing demand (particularly transports) Strong growth in solar industry as renewable energy develops Improvement in world economies and increased discretionary income leading to stronger demand for chemical consumer products Ferrosilicon Stainless steel, carbon steel, other steel alloys Stainless steel industry in the emerging economies continues to drive strong demand for ferroalloys Manganese Alloys Steel, steel alloys Automotives Long term urbanization trends create substantial growth potential for steel and steel alloys Growth in automotive demand from higher earning potential and improved vehicle access in emerging markets Foundry Alloys Construction Automotive Improving economic conditions leading to increase in construction and infrastructure build-out